Exhibit 16.1

Baker Tilly US, LLP
18500 Von Karman Ave; 10th Fl.
Irvine, CA 92612
United States of America

T: +1 (949) 222 2999
F: +1 (949) 222 2989

bakertilly.com

February 20, 2024

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re: Pixie Dust Technologies, Inc.

Ladies and Gentlemen:

We are the former independent registered public accounting firm for Pixie Dust Technologies, Inc. (the “Company”). We have read the Company’s disclosure set forth in the Company’s Current Report on Form 6-K dated February 20, 2024 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

BAKER TILLY US, LLP
Irvine, California

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